USAA EAGLE LOGO (R)
9800 Fredericksburg Road
San Antonio, TX 78288

February 2, 2010

VIA EDGAR

Ms. Valerie Lithotomos U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 48 to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572; 811-07852)

Dear Ms. Lithotomos:

           On behalf of the above-referenced registrant, set forth below are the comments that you provided on January 27, 2010, concerning Post-Effective Amendment No. 48 to the Registration Statement on Form N-1A (the Post-Effective Amendment) of USAA Mutual Funds Trust (the Trust), which was filed with the U.S. Securities and Exchange Commission (the SEC) on November 17, 2009, and the Trust’s responses thereto.  Your comments are set forth in italics and are followed by the Trust’s responses.  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment (the Amendment).

Summary Prospectus Section

Investment Objective

1.	The Staff has asked us to remove the disclosure stating that the fund is an asset allocation fund in its objective.

While Item 2 of Form N-1A allows for a fund to identify its type or category, the fund’s name specifically sets forth that the fund is an allocation fund; and therefore, the disclosure has been removed.

2.	The Staff has asked us to remove the sentence stating that the fund’s objective may be changed without shareholder approval.

We believe this is a material factor for the fund and relevant to a shareholder’s purchase; and therefore, we believe this statement should remain. Further, each of the additional series of the Trust contain a similar statement to this effect within the Summary Prospectus section of their registration statements.

USAA Investment Management Company

Ms. Valerie Lithotomos
February 2, 2010

Fee and Expenses

1.	In the Portfolio Turnover paragraph, the Staff has asked us to remove the last sentence that states the fund’s portfolio turnover is not yet available.

Per your instructions, we have made the requested change.

Principal Risks

1.	The Staff has requested that we add headings to each paragraph of the risk disclosures.

The Principal Risk section of the prospectus has been shortened to a narrative format consistent with the requirements of Form N-1A. Each of the effective registration statements for the Trust contain disclosure in a similar format. Risk headings are, however, contained in the statutory prospectus.

2.
With respect to the Q&A “What types of real estate securities will be included the fund’s portfolio” under the Principal Investment Strategy section, the Staff has requested that we disclose that the expenses for purchasing real estate investment trusts are not included in the acquired fund fees and expenses and are borne directly by the fund.

The fund has the ability and the current intent to invest in public REITs only, which are traded via an exchange similar to equity securities. The fund will not purchase private REITs, which would subject the fund to additional fees; and therefore, we believe no additional disclosure is necessary.

3.	The Staff has requested that we verify that the fund’s board of trustees has approved procedures with respect to the valuing debt securities with original or remaining maturities of 60 days or less.

We verify that the fund’s board of trustees approves the procedures for valuing these types of securities on an annual basis.

Statement of Additional Information (SAI)

1.	With respect to the fund’s fundamental investment restrictions, the Staff has requested that we specify what is permitted by the 1940 Act in each relevant restriction.

We believe that this comment essentially asks us to insert the text of various laws, rules, and regulations into our SAI and would require an unnecessary proxy if those laws, rules, and regulations were to change. Accordingly, we do not believe that any additional disclosure is warranted.

Ms. Valerie Lithotomos
February 2, 2010

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Should you have any further comments on this matter, or any questions, please contact me at (210) 498-4103.

Sincerely,

                                                                                                /S/ CHRISTOPHER P. LAIA

Christopher P. Laia

cc:           Mark S. Howard, Esq.

USAA Investment Management Company